

Mail Stop 6010

July 12, 2005

Mr. Kam Wah Poon
Chief Financial Officer
China Energy Saving Technology, Inc.
Central Plaza, 18 Harbour Road
Suite 3203A, 32nd Floor
Hong Kong, China

> RE: China Energy Saving Technology, Inc.
>   Form 10-KSB for the fiscal year ended September 30, 2004
>   Filed January 13, 2005
>   Form 10-QSB for the quarter ended December 31, 2004
>   Form 10-QSB for the quarter ended March 31, 2005
>   File No. 000-31047

Dear Mr. Kam Wah Poon:

   We have reviewed your response to our letter dated April 19, 2005 and have the following additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year September 30, 2004

Liquidity and Capital Resources, page 20

1.   Your response to prior comment 4 states that you analyze accounts and notes receivable for potential bad debts on an annual basis. As a public company you are required to file financial statements on a quarterly basis. Tell us why you should not analyze notes and accounts receivable for bad debts on at least a quarterly basis. If you, in fact, analyze accounts and notes for bad debts only on an annual basis, tell us why this matter is not a weakness in internal control that should be disclosed in the filing.

Financial Statements

Reports of Independent Registered Public Accounting Firms, pages F-2 and F-3

2.   Your response to comment 7 indicates that the CFO is familiar with International Accounting Standards. Your response does not describe any internal expertise in US GAAP. Accordingly, it appears that the company does not have an employee with knowledge of US GAAP. As you are a US public company presenting financial statements under US GAAP, tell us why this matter is not a material weakness in internal controls that should be disclosed in filing.

3.   As a related matter, as required by Sarbanes-Oxley Section 302 your officers certified that the financial statements fairly present your company's financial condition, results of operations and cash flows. Those financial statements are prepared according to US GAAP. In light of your response to comment 7 and the apparent absence of internal expertise in US GAAP, tell us how your officers satisfied themselves that the financial statements were, in fact, appropriately presented under US GAAP. Your response should be detailed and specific.

4.   You also indicate that your underlying records are maintained in Chinese GAAP and that those records were translated to US GAAP with assistance from the US-based auditors. Describe to us, in detail, the nature and extent of participation of the auditors in translation of accounting records from Chinese GAAP to US

GAAP. Respond separately for each audit firm. Your response should fully describe the involvement of each audit firm in this process.

5. With respect to the Webb & Company audit, please identify the correspondent firm used to translate the Company's records to English. Also tell us whether the Webb & Company employees speak Chinese. If they do not, tell us how those auditors were able to communicate with your Chinese employees.

Consolidated Statements of Shareholders' Equity, page F-6

6. We see your responses to comments 10 and 11; however, disclosure about the share transactions continues to be unclear. The statement of shareholders' equity shows 12,338,301 shares issued in the recapitalization. Yet, financial statement footnote 1 indicates that you issued 11,153,669 shares in the transaction. As well, it is not clear how the statement of shareholders' equity reflects the shares redeemed from Ms. Strauch. Provide us a clear reconciliation between the footnote and the statement of shareholders' equity. We may have comment on disclosure upon review of your response.

Revenue and Deferred Revenue Recognition, page F-12

7. Your responses to comments 14 and 15 indicate that you have post-shipment obligations for training, seminars and three years of free maintenance. You indicate that you believe that these items need not be separately accounted for because the cost of these services is minimal. In general, under EITF 00-21, the fair value of each element is separately recognized in revenue as those elements are delivered. The cost of delivery is not the sole consideration or driver of the accounting. In a detailed response, demonstrate that the application of EITF 00-21 would not be material. Your response should fully demonstrate how you evaluated the requirements of the EITF and should fully explain the basis for your conclusion that the impact of guidance is not material. We may have further comment upon review of your response.

8. Your response to comment 17 states that product returns are not permitted after delivery and acceptance. However, the revised revenue disclosure at the bottom of page F-12 indicates that revenues are recognized "after allowances for goods returned." That disclosure further indicates that revenue is not recognized until the customer has "accepted the goods." Please reconcile your response and the disclosure. Tell us why you provide an allowance for returns if, in fact, returns are not permitted.

9. We refer to comment 18. Tell us how you determine the discount rate at inception of an energy savings contract arrangement. Please also identify the expected useful life of the energy savings equipment and the typical term/life of an energy savings contract. Please also provide us a specific example showing us how you applied the accounting model described in your response. Show us how you recorded the arrangement at inception and how you recognized income over time. Provide an explanation for the basis and timing of each amount. That is, provide us a complete example, including journal entries.

10. We refer to comment 20. With respect to the energy savings contracts, tell us what happens if expected savings are not achieved or are disputed. We see that the expected savings are "converted into a fixed monthly amount." Tell us whether the customer is required to remit the fixed amount regardless of the amounts of actual savings. If not, please explain.

11. We see your response to comment 19; however, the evaluation of whether a lease involves property and equipment is made from the prospective of the customer. That is, what is inventory to a seller may, in fact, be property and equipment to the buyer. In that instance, lease accounting may apply if the underlying arrangements are actual or in-substance leases. Please provide further explanation in support of your position. Specifically address why sales-type lease accounting is not applicable. If your product would not be considered property and equipment from a customer prospective, please explain.

12. We refer to the response to comment 21. Tell us why the three-year free maintenance arrangement is not, in-substance, a warranty. In a detailed response show us that you should not accrue the expected costs of the maintenance arrangement at the time revenue is recognized or otherwise apply EITF 00-21. If you believe the amounts involved are not material, provide a detailed response in support of that conclusion.

Note 9 – Related Party Transactions, page F-20

13.   Your response to comment 23 indicates that certain <u>management and or officers</u> have collected receivables on behalf of the company. The disclosure from Note 9 states that certain <u>shareholders</u> collected receivables on behalf of the company. Tell us whether these shareholders are also officers or directors. If not, explain in detail why this matter is not a weakness in internal controls. Also, provide us a description of the underlying controls you have in place to ensure that the Company appropriately collects customer receipts from shareholders.

14.   As a related matter, future filings should present disclosure explaining why you permit shareholders to collect accounts receivable and disclosure about why you believe that practice is appropriate.

Note 11, Taxes Payable, page F-20

15.   We refer to your responses to comment 24 and 25. Your response indicates that waived enterprise income taxes totaled $4.9 million and that those income taxes were accrued in 2002 and 2003. Your response also suggests that the waiver did not apply to the VAT tax. We see from the income statements that the provision for income taxes for 2002 totaled $401,086 and for 2003 totaled $1,879,896; and that the total accrual for enterprise taxes totaled $2,281,467 as of December 31, 2003. Accordingly, the total amount accrued and reported as a liability for the enterprise income tax as of December 31, 2003 appears to be substantially less than $4.9 million. Please provide a clarifying explanation. Explain how the adjustment was $4.9 million when accrued income taxes at the end of 2003 totaled only $2.3 million. Please reconcile the difference and further clarify the accounting.

Forms 10-QSB as of December 31, 2004 and March 31, 2005

16.   We refer to your responses to prior comments 1 and 28. You have apparently concluded that it was appropriate in GAAP to present the accounts of Starway and its subsidiaries on the consolidation method upon consummation of the reverse merger and as of the fiscal year ended September 30, 2004. Small Business reporting eligibility is based on revenues <u>as reported</u> in the financial statements. Those revenues may not be adjusted or reduced for minority interest. We see that your audited financial statements, as filed, report revenues in excess of $25 million for each of the two most recent fiscal year ends. Accordingly, it appears

that you are not eligible for continued reported under Regulation S-B. Please amend the Forms 10-QSB for fiscal 2005 to report on Form 10-Q. The filings should present any additional disclosure required by Regulation S-X.

Form 10-QSB as of March 31, 2005

Consolidated Statements of Cash Flows, page 6

17.   Lending transactions are normally investing activities under SFAS 95. Either revise to present the $1.8 million loan as an investing activity or explain to us why the existing classification is appropriate in GAAP. Please also expand MD&A to make disclosure about the business purpose of this loan. Clarify why certain directors were willing to guarantee a loan to a third party.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Patrick Enunwaonye, Staff Accountant, at (202) 551-3645 or me, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other concerns.

Sincerely,



Gary Todd
Review Accountant